Filed by: V.I. Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Panacos Pharmaceuticals, Inc.

Exchange Act File No. 132-02278

Notice to Shareholders

Vitex plans to file an amended Registration Statement on Form S-4 in connection with the merger, and Vitex and Panacos expect to mail a new Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Vitex, Panacos, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents when they are available through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling Vitex Investor Relations at 617-926-1551.

Vitex and Panacos, and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vitex and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vitex’s and Panacos’ directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

The following is a transcript of a conference call held on November 8, 2004 with respect to the amendment of the Agreement and Plan of Merger by and among V.I. Technologies, Inc., Panacos Pharmaceuticals, Inc., and the stockholders of Panacos identified in the Merger Agreement. Slides that were used during the conference call appear immediately after the transcript.

V.I. TECHNOLOGIES INCORPORATED

Vitex Merger Update

November 8, 2004

7:30 am CT

Conference Coordinator:	Good day. All sites are now on the conference line in a listen only mode. And now I would like to turn the call over to Mr. John Barr.

John Barr:	Good morning everyone. I’m John Barr, President and CEO of V.I. Technologies, Vitex.

Before we get going, I want to apologize. We’re having some issues with our website. There are four or five slides to accompany today’s presentation. We’ll have those posted later today for those of you who would like to review them and we will take you through the key parts of the content of those slides with our comments.

Before I get going, I’d like to read the safe harbor statement. Except for the historical information contained herein, the matters discussed including the potential worldwide annual sales for HIV therapeutics and the anticipated benefits of the merger among others are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

These statements involve risks and uncertainties such as execution of the company’s financing plans, anticipated clinical timelines or results, quarterly fluctuations in operating results, the timely availability of new products, market acceptance of the company’s products, the impact of competitive products and pricing, government regulation of the company’s products, the company’s ability to complete product development collaborations and other strategic transactions and other risks and uncertainties set forth in the company’s filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-

looking statements made herein. All projections are based on management’s current assumptions, which management believes to be reasonable; however, no assurance is given that they will be achieved.

Thank you all for attending today’s conference call. I would like to thank you for participating in today’s conference call. This morning, Vitex announced that we had signed an amendment to the merger agreement with Panacos Pharmaceuticals. We also provided an update on the acceleration in the clinical program for PA-457, a new HIV drug candidate with a novel mechanism discovered by Panacos scientists, maturation inhibition.

Joining me on the call today is Skip Ackerman, Chairman of the Board of Vitex and acting CEO of Panacos as well as Tom Higgins, Vitex’s CFO. Graham Allaway, Panacos co-founder and Chief Operating Officer is also participating in today’s conference call.

I will lead off the call and provide some background on the amendment. Skip Ackerman will provide a more detailed update on the current status of the Panacos clinical and development program as well as a brief update on the clinical program of INACTINE red blood cells.

To remind you, Skip Ackerman will be Chairman and CEO of the combined company. I will continue as President and Graham will be COO with responsibility for Panacos operations.

Tom, who will continue as CFO of the new company will then provide a more detailed update on the key terms of the amendment and the timeline for completing the merger.

Skip, Tom, Graham, and I will be available for questions at the end of our prepared remarks.

There are several key factors that led us to work with Panacos to amend the merger agreement. First, the pace and results of the Panacos clinical program for their lead drug PA-457 has exceeded our expectations and the expectations of the outside experts that Vitex retained as part of our thorough due diligence process prior to signing the merger agreement in June. Skip will discuss these in more detail.

The strong progress of PA-457 clinical development program validates Vitex’s original thinking about the promise of the Panacos technology and makes us increasing optimistic about the future of the new company, including the creation of considerable near term value as PA-457 continues through Phase 2 clinical development.

Second, as we have also disclosed, we are continuing to evaluate financing alternatives. These proposals were contingent on closing the merger. While the proposals would have brought considerable resources to Vitex, it was challenging to negotiate a fair value for Vitex given the uncertainty with the number of shares that would be issued under the pricing formula in the previous merger agreement.

Under that agreement, any variability in the trading price of Vitex stock below $1 per share resulted in the change in the number of Vitex shares to be issued to Panacos shareholders. There was no floor provision. In other words, Vitex faced the issuance of a potentially unlimited number of shares at lower Vitex stock prices. The merger amendment corrects this situation by establishing a fixed exchange ratio for Vitex shares to be issued to Panacos, both at the time we close and at the successful completion of the Phase 2 study.

From the beginning of our discussions, both Panacos and Vitex have agreed that the company needs to be well funded at the time the merger is completed. We have agreed with Panacos that a $25 million financing will enable us to accomplish that mutual objective. We believe that the acceleration in the Panacos clinical program for PA-457 combined with the fixed exchange rate will assist Vitex in attracting new financing.

Third, on the INACTINE program, Vitex is continuing its discussions with the FDA on a regulatory pathway to support an acute only indication. Although the discussions are ongoing, we believe the FDA will most likely require additional clinical trials prior to licensing INACTINE red cells. We have therefore proposed additional trials and Vitex will need to develop a control system to ensure that patients who have previously received INACTINE red cells do not receive INACTINE red cells in subsequent hospitalizations.

Unless and until we reach agreement with the FDA, the future development program of the INACTINE system in its current form remains uncertain. If the FDA allows us to proceed with an acute only indication, we will then be able to determine the investment required based on the design and duration of the additional trials; as well as other regulatory requirements agreed to by the FDA. We are continuing to enroll surgical patients in our ongoing Phase 3 trial.

I will now turn the call over to Skip to provide a more detailed update on the Panacos programs as well as some comments on the clinical program for INACTINE red cells.

Skip Ackerman:	Thank you John.

I’d like to bring us up to date on the recent rapid progress of Panacos and as John said the status of the INACTINE program.

As you know, Panacos develops innovative drugs for treatment of HIV and other major viral diseases, focusing on oral drugs that block viral replication at novel points in the viral lifecycle. The company’s lead product is PA-457, the first in a new class of oral drugs for treatment of HIV, maturation inhibitors, pioneered by Panacos scientists.

This drug is designed to combat the number one problem in HIV treatment today and the leading reason for failure of HIV therapy, drug resistance. Drug resistance affects most treated patients and up to 20% or more of newly diagnosed patients. By blocking HIV replication at a novel point in the viral life cycle, PA-457 is fully active against HIV strains resistant to current drugs. We believe that PA-457 may prove to be an important new drug for patients failing current regimens as well as newly diagnosed patients starting treatment.

At the time of the announcement of Vitex merger in early June, Panacos had recently entered the clinic with PA-457. Since then Panacos has made rapid progress with 92 subjects thus far receiving PA-457 in trials to date. These are summarized on the first slide, which is also on the Vitex website.

Panacos has successfully completed the first clinical study, a Phase 1a trial in which single doses of PA-457 were given to volunteers, and reported the results at the fifteenth international AIDS conference in Bangkok this past July. Panacos then started and is now completing a Phase 1(b) trial in which normal uninfected volunteers take one dose of PA-457 daily for ten days.

Preliminary data from the Phase 1 program has showed that PA-457 is well tolerated with a promising safety profile. Pharmacokinetics were favorable and supportive of once daily dosing. The levels of PA-457 in the bloodstream were considerably higher than we believe is needed to produce a therapeutic effect.

Based on these strong results, Panacos recently added a new study to the development plan. We initiated and have now completed dosing in a Phase 1 / 2 study in 24 HIV infected patients who are off other HIV therapy. In this trial, patients were given a single dose of PA-457 for determination of pharmacokinetics. Since the patients are infected with HIV, we can also measure the effect of the drug on viral load, the amount of HIV in the blood stream. Full results of this study should be available soon.

Although patients received only a single dose of PA-457, we believe that we may see a reduction in viral load. This finding would validate PA-457’s antiviral effect well in advance of Panacos’ original timeline and would constitute a major milestone for the company.

Finally, Panacos is about to begin a Phase 2(a) study of PA-457 in HIV infected patients. This study is designed to extend the results of the single dose study, I just mentioned, by determining reduction of viral load after 10 daily doses. We expect to have data from the Phase 2(a) study in the first half of next year, which could create significant additional value for the company.

Panacos will continue PA-457 development with a Phase 2(b) study of PA-457 in combination with other antiretroviral drugs followed by the Phase 3 program, and assuming we stay on track, filing an NDA during 2007. This is very rapid drug development but typical of many anti-infective products, which traditionally have been the fastest to market with the highest likelihood of regulatory approval of any therapeutic area.

From a commercial standpoint, the market potential of a convenient oral drug for resistant HIV is generally accepted to be very large. Most agree that such a drug could be a major addition to HIV therapy with worldwide sales potential in the range of 500 million to a billion dollars.

Regarding other drugs in the Panacos pipeline, let me mention briefly that progress on an oral HIV fusion inhibitor continues to be strong as does the second generation maturation inhibition program. In sum, Panacos is on track to introduce several new antiviral drug candidates into the clinic over the next several years.

And to reiterate, there are important near term clinical milestones through the first half of next year on PA-457, as shown on the next slide. These include reporting of the Phase 1(b) results, of the Phase 1 / 2 results in HIV infected patients, and the Phase 2 (a) results in HIV infected patients.

Now I’d like to turn to the INACTINE program. As you know, we’re in Phase 3 for pathogen inactivation of red cells for acute transfusion, having halted a Phase 3 chronic transfusion study last year due to the formation of antibodies in sickle cell anemia patients following repetitive transfusion with INACTINE treated blood. As we’ve previously disclosed, we’re now in discussions with FDA regarding the regulatory pathway to approval of an acute only indication for INACTINE.

Our logic for pursuing this route is that acute transfusion accounts for the majority of transfusions and that a product for chronic transfusion would be a second generation effort, if and when, we determine how to avoid the antibody problem.

We’re continuing dialog with FDA in the near term but let me reiterate where we are at present. As we previously said, assuming that FDA allows us to continue to seek approval for an acute only indication, we believe that we’ll need additional clinical trials to supplement the on-going Phase 3 study in the surgical patients. FDA will also likely require us to ensure that only patients described in the label would receive the product if it is approved.

Until we reach consensus with FDA on the clinical and regulatory requirements, the future development prospects for the INACTINE system remain uncertain and we cannot provide guidance on the timeline for filing a BLA for INACTINE red cells or overall future resources required for the program.

I’ll now turn it over to Tom Higgins for summary of the amended merger terms.

Tom.

Tom Higgins:	Thanks Skip. As John has indicated, we and Panacos have agreed on amended terms of the merger in order to better reflect the value of the Panacos drug development program, particularly PA-457, which has made very strong progress in the clinic since the original merger terms were agreed.

The amended merger terms do not change the overall structure of the deal but do simplify the transaction in several important respects. The key amended terms I will take you through now. These are highlighted in the next slide.

This continues to be an all stock transaction. It retains the milestone structure wherein a large part of the total potential consideration is deferred and is contingent on PA-457 successfully achieving important clinical results. The merger will close with Vitex issuing to the Panacos shareholder about 54.5 million Vitex shares. This number is equal to the Vitex shares now outstanding. In other words the merger will be done at parity between the two shareholder groups with each group, post merger, owning 50% of the then outstanding shares of Vitex. At last Friday’s closing price for Vitex, the shares to be delivered to Panacos at closing have a value of just over $41 million.

The milestone structure has been simplified in two ways. First, there is a single milestone. Previously there were two milestones tied to the clinical studies for PA-457. Panacos has already achieved the first milestone and it is behind us. Further, Panacos has completed dosing in a phase 1 / 2 study in HIV patients, which was unanticipated at the time of the original merger agreement. While the data for that study is now being collected and analyzed, we believe it will support the antiviral activity of the drug.

The second milestone remains. That is the Phase 2a multi-dose study in HIV infected patients, which Skip just described and which is scheduled to commence shortly. If this milestone is successfully achieved, the Panacos shareholders will be issued about 30.5 million additional shares to bring the total to 85 million Vitex shares. We believe this milestone would be a major value creating event for the combined company.

The second way in which the milestone structure and the overall deal have been simplified is that pricing adjustments related to Vitex stock have been eliminated. The total potential deal is 85 million shares. Period. There are no further adjustment mechanisms.

The merger is subject to us securing a $25 million financing, which would close immediately following the merger. We previously reported that we were evaluating financing proposals. A recurring issue in our negotiations on these financings, has been the uncertainty of post merger Vitex shares outstanding and, therefore share valuations, due to the share adjustment provisions in the original merger agreement.

That uncertainty is now eliminated. We are confident that a combination of the strong progress of the Panacos clinical program, the near term availability of clinical results, and the clarity of the amended merger terms will allow us to secure the financing.

Our goal is to secure the financing commitment quickly. We’ve set November 25 as our target date leading to the merger closing in Q1 2005. Vitex and Panacos have agreed to maintain exclusivity until November 25. We will then move toward a shareholder vote and closing provided that a mutually acceptable financing commitment for the combined company has been obtained by that date.

This early date is important because it provides us the time we believe we need to secure acceptable financing terms while preserving our flexibility. Panacos will be able to discuss financings with a limited number of private equity firms during this period. Once Vitex and Panacos have reached agreement on terms of a financing, we will move forward on the merger.

The amended merger terms require a new closing process. During the next couple of weeks, we will prepare and file with the SEC, an amendment to our registration statement and joint proxy with Panacos. When we are declared effective by SEC we will mail new proxy cards to all shareholders and will solicit a new vote on the amended merger terms. We are targeting a proxy solicitation period during the month of December with the merger to close early in the first quarter.

Those are the essential terms of the amended merger agreement as well as our time table to closing.

And back to you Skip.

Skip Ackerman:	Thanks Tom.

Let me summarize again the reasons for amending the merger agreement. One, the promise of increased near term value due to acceleration of the Panacos clinical programs.

Two, certainty in the share exchange ratio increasing the potential to fund the combined company under attractive terms.

And three, uncertainty concerning meeting FDA requirements and associated resource needs to commercialize the current generation INACTINE technology for the acute only indication.

Our fundamental conclusion remains unchanged from the time we signed the merger agreement in June. The combination of Panacos and Vitex creates an exciting new anti-infectives company with a robust and valuable portfolio of product candidates and the opportunity to establish a strong leadership position in multiple product segments.

Thank you and operator - would you want to please open the call for questions.

Conference Coordinator:	At this time, if you do have a question, press the star and 1 on your touchtone phone. Once again, to ask a question press the star and 1 at this time.

And we do have a (Sam Robotsky) with (SER Asset Management). Go ahead please.

(Sam Robotsky):	Good morning gentlemen.

Man:	Morning.

(Sam Robotosky):	After last week’s conference call, I guess we have your thoughts on what’s been going on. My question relates to the valuation for Vitex stockholders. If Vitex was not public, you wouldn’t seem to have this problem because with Panacos being private, the Vitex shares has been trading sort of in a vacuum with various different things happening. My feeling is that this valuation doesn’t provide a milestone for Vitex assuming down the road whenever it might happen, you may get FDA approval for the Vitex product. How are you addressing that? Or what will you do to protect the Vitex stockholders that if you get FDA approval for the Vitex process?

John Barr :	Let me tell you how we approached valuation in these discussions, (Sam). I think that first and foremost, and the thing that really stands out, is the acceleration in the Panacos program. And that should be the main take away today. When we entered this agreement, we were optimistic, and, that optimism, I think, has been met in spades. I think the one thing that we clearly didn’t factor in was to get some early HIV data and that’s what’s going to potentially happen very shortly with the Phase 1 / 2 study that Skip talked about.

And combined with the other Phase 1 data, it just looks like an incredibly promising drug and so we think that’s the number one issue. The number two issue was to correct some of the issues in the first agreement that made it harder to raise money. And so we went to a fixed number of shares with no adjustment. And third, and this is real, the very real uncertainty associated with the INACTINE program. We’re still moving forward but it’s hard to, in the short term, identify a major milestone that will significantly increase near term value on the Vitex side.

So we think the combination of those three things really are what drove this change in the merger terms and one that we think, again fairly reflects the respective value of both companies.

(Sam Robotsky):	Let me make one further suggestion. The Panacos you discussed the valuation of 200 to a half a billion dollars for the market valuation. Based on the issuing of 80 odd million shares, at 80 cents, that’s in excess of $60 million. You have indicated that there could be a market valuation for the Vitex INACTINE of a billion dollars or even more. I would suggest that somewhere in the equation, there should be some warrants issued to the Vitex stockholder if you are successful, whether it’s a year, or so down the road in succeeding that the Vitex shareholders achieve something. Unless you don’t feel that you’re going to get anything. Unless you feel this is really as far as you’re going to go with this and you really need a bail out.

John Barr:	Yes, I just want to clarify, when we speak of those numbers, 500 to a billion dollars for PA-457 we’re referring to potential sales. When we make the same reference for Vitex, we refer to sales of somewhere in the billion to two billion dollar range.

But I hear your suggestion (Sam) and we appreciate it and thank you for participating on the call.

(Sam Robotsky):	Okay. You’re welcome.

Conference Coordinator:	Once again, to ask a question, press the star and 1 on your touchtone phone.

And it looks as though we have no further questions.

Skip Ackerman:	Thank you. To conclude then, we believe the terms of the amendment fairly reflect the value and importance of the Panacos programs to Vitex. And to summarize once more, first the acceleration of PA-457 clinical programs combined with the promising results to date increases our confidence in the potential for the drug in becoming an important new therapeutic in a more than $6 billion market.

Second, we believe we can attract new financing by taking steps to remove uncertainty in the merger share exchange ratio and can complete the financing process in parallel with closing the merger, particularly with the addition of data due out from the PA-457 trials in the near term.

Third and finally, the uncertainty around INACTINE red cells reinforces the importance of adding exciting products such as PA-457 to our product portfolio.

In fact, it increases the importance of expanding the portfolio. With successful resolution of the questions were addressing with FDA, INACTINE could play a significant role in blood safety; nevertheless, we believe that a more diversified company with the addition of exciting clinical programs mitigates the risk of the INACTINE program and could greatly enhance the long term value of the company.

We believe that Vitex could not have a better potential partner than Panacos at this time.

Thank you all for your participation in this morning’s call and we look forward to updating you in the future on our continuing progress.

END

vitex

vitex

© 2003 V.I. Technologies, Inc.
All Rights Reserved

© 2003 V.I. Technologies, Inc. All Rights Reserved

Safe Harbor Statement

Except for the historical information contained herein, the matters discussed, including the potential worldwide annual sales figures for HIV therapeutics and the anticipated benefits of the merger, among others, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, such as execution of the Company’s financing plans, anticipated clinical trial timelines or results, quarterly fluctuations in operating results, the timely availability of new products, market acceptance of the company’s products, the impacts of competitive products and pricing, government regulation of the company’s products, the Company’s ability to complete product development collaborations and other strategic transactions, and other risks and uncertainties set forth in the Company’s filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-looking statements made herein. All projections are based on management’s current assumptions, which management believes to be reasonable. However, no assurance is given that they will be achieved.

© 2004 V.I. Technologies, Inc. All Rights Reserved

Clinical Development Status of PA-457 (Nov. 2004*) .

No. subjects** Subjects Status

Phase 1a 46 Uninfected Complete***

Phase 1b 48 Uninfected Near completion

Phase 1/2 24 HIV-infected Completed dosing

Phase 2a 24 HIV-infected Begin Q4 2004

* Clinical trial program initiated March, 2004 ** 92 subjects dosed with PA-457 to date

*** Preliminary results reported at XV International AIDS Conference, Bangkok, July 2004

© 2004 V.I. Technologies, Inc. All Rights Reserved

PA-457 Clinical Milestones

Completed Initiate singledose Phase 1a study in volunteers

Completed Initiate multipledose Phase 1b study in volunteers

Completed Report Phase 1a results, International AIDS Conference

Completed Initiate singledose Phase 1/2 study in HIV patients

Q4, 2004 Initiate Phase 2a proofofprinciple study in HIV patients

Q1, 2005 Report Phase 1b results

Q1, 2005 Report Phase 1/2 study results

H1, 2005 Report Phase 2a results

H2, 2005 Initiate Phase 2b clinical studies

© 2004 V.I. Technologies, Inc. All Rights Reserved

Merger Highlights

Merger Structure:

All stock transaction. Milestone incentive:

Clinical success of PA-457 in Study 201.

Amended Merger Terms:

Merger closing—54.5 million Vitex shares issued. Current value is $41.4 million.

Study 201 milestone – 30.5 million Vitex shares issued. Vitex stock price fluctuations have no effect on terms. Finance contingency—$25 million fundraising required for merger. Termination and no solicitation provisions also modified.

© 2004 V.I. Technologies, Inc. All Rights Reserved

Vitex plans to file an amended Registration Statement on Form S-4 in connection with the merger, and Vitex and Panacos expect to mail a new Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Vitex, Panacos, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents when they are available through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling Vitex Investor Relations at 617-926-1551.

Vitex and Panacos, and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vitex and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vitex’s and Panacos’ directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

© 2004 V.I. Technologies, Inc. All Rights Reserved